





THE PASSPORT OF MALLAM ILIA

LOVE IN THE TIME OF WAR

MAGIC CARPET

INVEST IN **MAGIC PASSPORT LIMITED**

# An iconic African classic, as an animated film

iliathemovie.com    Brighton, CO   

# Highlights

**1**   Production is almost 75% complete. Seeking completion fund of $500k. Release by Nov 2024.

**2**   We expect this project to sell 4.5 million tickets globally in 5 major markets (not guaranteed)

**3**   We are pursuing a $4m VOD licensing deal for POMI

**(4)** If we achieve box office revenue of $13.5m, POMI will return at least 7.8x its production cost.

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# Our Team



**Ferdinand Ladi Adimefe** CEO and Executive Producer

He is a creator and producer passionate about African storytelling and animation. He has over a decade and half working in advertising. He has won awards like most influential people of African Descent in 2021 and the UN Innovation Challenge Sahel 2022



**Chekwube Okonkwo** Lead Art Director

He was a supervising director for Cartoon Network's Garbage Boy. He has directed movies and projects, some of which won the RTF 2019 Best African Animation Hourglass award and the Africa Film for Impact festival award.



**Duru Azubuike** Art Director

He is a co-founder at magic carpet studio, a 3D animator, cinematographer and photographer. He directed "Sip" a 3d animated short film. He was the Lead Animator for "Afro Algorithms" and also Co-created the 3D montage for "Gangs of Lagos".



**Isaac Matui Thomas** Head of Story

Isaac, also known as MI, has over a decade career in the animation industry spanning . His notable achievements include serving as the production manager and co-writer for "SIP," a 3D animated short, as well as co-writing "Super Dad," a 2D animated short.



**Funmi Barr**

# The Passport of Mallam Ilia (POMI)—a Major player in a Multi-billion Dollar Market



Box office hits like *Black Panther* and *Woman King* marked a new dawn and a new rush for Africa-inspired storytelling. African storytelling, like African music, is winning the market.

**_Passport of Mallam Ilia (POMI)_ is at the sweet spot**—the intersection—where high quality anime and African storytelling meets African sound, music, art and culture. It boasts a massive global and cross-generational appeal.

**_Adventures of Zambezia_**, released as early as 2012 and **_Khumba_** in 2013 have since been dubbed in over 27 languages and are available in over 150 countries, collectively raking in nearly $100M in revenue. These are examples of previous african-animation projects.

Animation is a top money maker. Animated motion pictures earn more, year after year, than any other genre in feature film entertainment. Africa has a huge fan base and its youthful animation industry is currently experiencing a revolution only comparable to the fintech revolution.

**The Passport of Mallam Ilia** is an Africa-themed anime-style 2D animation. It is an adaptation of the widely cherished African classic by the renowned author-Cyprian Ekwensi.



The Passport of Mallam Ilia - Teaser
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Set in the 19th century in Kano, a city in West Africa, the Story is a tale of love and war; of a young man, Ilia, whose heart was bound to Zara. He fought and defeated many strong men to win her hand. After Zara was murdered and Ilia became hellbent on vengeance, Ilia must now fight and defeat himself if he must love again.

# The Ask: Completion fund of $500K

THE PASSPORT OF MALLAM ILIA



# EXECUTIVE SUMMARY

This pitch deck is an opportunity to invest in the 2D animated feature film based on the book (The Passport of Mallam Ilia) by award winning Cyprian Ekwensi, set to premiere in cinemas globally.

The total value of the global animation industry is projected to reach $528.8 billion by 2030 Magic Carpet Studios is seeking funding of $500k to complete the production within the next 1 year. The projected net revenue from both local and international distribution, Album, licensing and merchandise sales is expected to be cumulatively about $10,600,000

**680%**
Gross Box Office Retun (%)

**7.8x**
Gross Box Office Retun (in multiple)

**617%**
Net Investment margin (%)

**6.17x**
Net Investment Retun (in multiple)

MAGIC CARPET

LOVE IN THE TIME OF WAR

With most of the cost of production covered. We seek a $500K completion fund. Future film returns are not guaranteed.

With most of the cost of production covered. We seek a $500K completion fund.

**Production is almost 75% Complete.**

With most of the cost of production covered. We seek a $500K completion fund. POMI boasts a really high quality animation at an attractive production cost of just $2M.

# POMI plans to sell at least 4.5 million tickets globally in 5 major markets.

We expect POMI to sell an average of 4.5m tickets globally in 5 major markets. And we intend to close a $4m VOD licensing deal for POMI.

**Geographical Distribution Contribution**

**Key Financial Assumptions**

Revenue Assumptions $


5%
20%
40%
10%
25%
North America (US and Canada)
Europe
Africa (Nigeria, South Africa and Ghana)
Asian (China, Hong Kong, Japan, etc)
Australia

| | |
|---|---|
| No. of Tickets sold | 4,500,000 |
| Average ticket price | 3.0 |
| VOD Licensing Deal | 4,000,000 |

| Cost Assumptions | |
|---|---|
| Distribution cost (% Share of Revenue) | 35% |
| Marketing & promotional for Box office (% of revenue) | 10% |
| Cost of licensing deal (% of deal value) | 10% |
| Miscellaneous Cost (% of film budget) | 5% |

Note: future returns are not guaranteed

In 2016, only 14 of the 735 feature films that had theatrical release were animated motion pictures, yet they accounted for more than half of the total theatrical revenue of all motion pictures.

In the last 7 years, the average animation movie sold an average of $5.5million tickets. We project (although cannot guarantee) POMI to sell at least of 4.5 million tickets, thus having a box office revenue of $13.5million—7.8 times ROI .

# A Unique Story in a Lucrative Market



POMI as a 2D feature film showcases West African art, music, culture

**POMI as a 2D feature film showcases West African art, music, culture, folklore and history in the most authentic way.** Streaming platforms and brands are waiting to seize this opportunity to expand their library and gain a foothold in the promising African market—riding the lucrative wave of Afrobeat and Afro-culture.

The animation style of POMI offers a fresh and unique look, narration and art, not commonly used or felt in other works. It stands out in the animation and storytelling world by presenting a narrative that is distinctly different.

# Strong Organic Anticipation & Timelessness.



POMI, the feature film, is a good combination of high quality 2D animation, and a story already proven to be timeless. Appealing strongly to a global and diverse audience of all ages. It's the dream of streaming platforms.

# Double Nostalgia and Brand opportunities



POMI has a strong global and cross generational appeal

POMI is versatile and can captivate audiences of all ages. It is the ideal choice for family viewing.

Yes, many adults watch animation partly for the nostalgia and imagination. POMI, more so, promises an added delightful nostalgia to the millennials and Gen Xs—reawakening a story they've loved since childhood—while thrilling the younger generation with enthralling novelty of plot and story, and timeless quality.

Once again, the dream of streaming platforms. Tapping into this sentiment is massive for building brand loyalty. Viewers connect that delightful sense of nostalgia with the streaming platform, increasing views and expanding their subscriber base significantly. They know it.

# Cross-media Potential and Brand Emergence:


MERCHANDISE
The Hausas are well known for their craftsmanship.
There are leather tanners and leather-workers, weavers, carvers and sculptors, ironworkers and blacksmiths, silver workers, potters, dyers, tailors, and embroiderers.

**POMI is expected to go beyond film and lead to brand emergence**—think high-selling merchandise, themes park attractions, Art work, etc; creating more income streams and more streaming and PR.

## The Studio, The People.

Award-Winning Studio, Magic Carpet, is an innovative storytelling company and animation studio specialized in telling authentically african stories to a global audience, using quality animation.

Magic carpet, our animators and directors have fulfilled projects for clients and partners like Warner Bros, TriggerFish, Cartoon Network, etc. Magic Carpet's own IPs have won several awards. **get a sneak-peek on our website.**

Magic Carpet, through our Award winning IPs, quality of work and **expanding animation academy** contributes greatly to the quality and growth of animation Africa, and the world.

## Magic Passport Limited, is a Special Purpose Vehicle created Magic carpet Studios for the project *Passport of Mallam Ilia (POMI)*

## Mallam Ilia (POMI):

A quality story requires time and research, and passionate love. Below is a documentary for Passport of Mallam Ilia has been well researched and incubated for quite a while:



Journey to Mallam Ilia - A Travel Documentary by ...
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Your investment is more than just an opportunity to make profit; it's our chance to continue sharing wholesome stories with the world. A vision we hold dearly. We ask that you join us on this ride, share in our growth, and let's ride on a magic carpet onto a whole new world.



Magic Carpet Labs is an innovative multi-award winning studio of animators and storytellers
Some of our global awards include:
Winner of the United Nations Innovation Challenge for the Sahel 2022
Winner animation in the international film festival (rtf) 2019) best African animation hourglass a ward for a short film "Meet the Igwes)



# Downloads



[The Passport of Mallam Ilia pitch.pdf (1).pdf](#)



[Ilia Investor Deck (3).pdf-1.pdf](#)